CLIMATE CHANGE CRISIS REAL IMPACT I ACQUISITION CORPORATION

300 Carnegie Center, Suite 150

Princeton, New Jersey 08540

May 10, 2021

Mr. James Giugliano

Ms. Angela Lumley

Ms. Taylor Beech

Ms. Erin Jaskot

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Climate Change Crisis Real Impact I Acquisition Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed April 6, 2021 File No. 001-39572

Ladies and Gentlemen:

Thank you for your letter dated May 4, 2021, addressed to the undersigned, David W. Crane, Chief Executive Officer of Climate Change Crisis Real Impact I Acquisition Corporation (the “Company” or “CRIS”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2021 (the “First Amended Proxy Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the First Amended Proxy Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in the second amended Proxy Statement (“Second Amended Proxy Statement”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference. In addition, we have provided certain information responsive to Comment No. 11 in a separate letter to the Staff, dated May 5, 2021 (the “Supplemental Letter”).

Risk Factors

Nissan has the right to terminate its agreements with EVgo in certain circumstances..., page 30

1.	We note your revised disclosure in response to our prior comment 3 and reissue our comment in part. Please discuss your general progress toward installations under the Nissan Agreement, whether you anticipate meeting the required number of charger installations by the respective deadlines under the Nissan Agreement and the Nissan 2.0 Agreement, and the penalties or potential adverse impact to your business for failing to meet the required number of charger installations under the Nissan Agreements. Please also disclose the status of Nissan’s ability to secure funding to make payments under the Nissan 2.0 agreement.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “Risk Factors – Risks Relating to EVgo’s Business – Nissan has the right to terminate its agreements with EVgo in certain circumstance. Additionally, EVgo may be subject to monetary penalties if it is unable to fulfill its obligations under its agreements with Nissan” on page 30 and “Information About EVgo – Customers, Partnerships and Strategic Relationships – Nissan” on pages 156 and 157.

2.	We note your revisions in response to our prior comment 10. Please further revise your disclosure to discuss the reasons for the possible forfeiture of the founder shares. Please also explain the reasons for, and the outcome of, the December 21, 2020 proposed changes to the Business Combination Agreement, including the broadening of certain representations and warranties, the reduction of materiality thresholds, the strengthening of financial statement representations, and the list of contracts that would be considered material contracts. Please also disclose whether any of the GM or Nissan agreements were considered material contracts, as well as any discussions that took place relating to such agreements.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” on pages 106 - 109. The Company respectfully advises the Staff that, other than to include the GM Agreement and the Nissan 2.0 Agreement as material contracts as part of the Business Combination Agreement, no material discussions with respect to these contracts took place.

[1]	The page numbers mentioned in the headings refer to the page numbers of the First Amended Proxy Statement and the page numbers mentioned in responses refer to the page numbers of the Second Amended Proxy Statement.

If EVgo does not meet its obligations under its agreement with GM..., page 39

3.	We note your response to our prior comment 5 that you do not believe disclosure of your progress and compliance with respect to charger deployment under the GM Agreement would be meaningful because EVgo is not required to meet such requirements until the quarter ended June 30, 2021. Given that is the current quarter and your revised disclosure indicates that GM may terminate the agreement for EVgo’s failure to meet its quarterly charger installation milestones, please further revise to provide EVgo’s progress and compliance with such requirements.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “Risk Factors – Risks Relating to EVgo’s Business – EVgo will be required to install a substantial number of chargers under its agreement with GM. If EVgo does not meet its obligations under this agreement, EVgo may not be entitled to payments from GM and may be required to pay liquidated damages, which may be significant” on page 29 and “Information About EVgo – Customers, Partnerships and Strategic Relationships – General Motors” on page 156.

EVgo has identified material weaknesses in its internal control over financial reporting..., page 42

4.	Please expand this risk factor or add a new risk factor to stat that, if true, you do not anticipate performing a management assessment or obtaining an independent audit of your Internal Controls over Financial Reporting until the 10-K for the fiscal year ending December 31, 2022.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “Risk Factors—EVgo has identified material weaknesses in its internal control over financial reporting. If EVgo is unable to remediate these material weaknesses, or if EVgo identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of EVgo’s consolidated financial statements or cause EVgo to fail to meet its periodic reporting obligations.” on page 43.

Background of the Business Combination, page 103

5.	We note your response to our prior comment 11. However, we note your disclosure on page 107 that each of the Financial Advisor and the management consulting firm made a presentation to the CRIS board relating to EVgo’s total enterprise valuation, companies in the electric vehicle charging industry, and a review of EVgo’s total addressable market, model for electric vehicle adoption and possible future competition for EVgo. Please tell us why you believe these presentations are not opinions, reports or appraisals relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction within the meaning of Item 1015 of Regulation M-A. Please also disclose the material details of the total addressable market, model for electric vehicle adoption, and future competition that were considered by the CRIS board.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that none of the written materials prepared by the Company’s outside advisors, including the Financial Advisor or the management consulting firm, as part of the Company’s due diligence on EVgo constitutes a report, opinion or appraisal materially related to the transaction for purposes of Item 1015 of Regulation M-A.

With respect to the Financial Advisor, the Company engaged the Financial Advisor to assist the Company with the structure of the proposed business combination and to provide advice on the transaction process. The Company did not retain the Financial Advisor, nor any other party, to provide valuation services or deliver a fairness opinion in connection with the proposed business combination. As summarized in the First Amended Proxy Statement, after the Company and EVgo had already agreed to a valuation of EVgo as set forth in the non-binding letter of intent, dated November 25, 2020 and at the Company’s direction, the Financial Advisor calculated the implied total enterprise value of EVgo to be $2.056 billion based on (i) the terms of the non-binding letter of intent agreed to by the Company and EVgo, including the valuation, as agreed upon by the Company and EVgo, of $1.958 billion for LS Power’s interest in EVgo and (ii) an estimate, provided by the Company’s management, of the expected transaction expenses. Additionally, at the direction of the Company, the Financial Advisor assisted the Company’s evaluation of EVgo by collecting and organizing publically available financial data for companies in comparable market industries selected primarily by the Company’s management. The Company then used the data collected by the Financial Advisor to make its own determination as to the validity of the valuation EVgo it had already agreed to. The Financial Advisor produced a summary of the above described items.

With respect to the management consulting firm, in connection with its due diligence on EVgo, the Company engaged the management consulting firm referenced in the First Amended Proxy Statement to provide confirmatory due diligence and an independent review of the reasonableness of EVgo management’s (i) models for EVgo’s expected total addressable market and expected electric vehicle adoption and (ii) views on EVgo’s expected future competitiveness, in each case based on materials provided by EVgo, in order to assist the Company as it considered the reasonableness of EVgo’s models and views. The management consulting firm produced a summary of its review of the materials provided by EVgo.

None of the materials produced by either the Financial Advisor or the management consulting firm opined on the value of EVgo’s assets or the fairness of the consideration offered in the proposed business combination. Further, neither the Financial Advisor nor the management consulting firm arrived at any conclusions or made any specific recommendations regarding the value of EVgo, whether the Company should or should not proceed with the proposed business combination, or the fairness of the proposed business combination.

Given the limited nature of the services provided by the Financial Advisor and management consulting firm, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the written materials prepared by either of these entities.

Additionally, the Company has revised the Second Amended Proxy Statement to clarify that the Financial Advisor undertook to perform the services described above and that the management consulting firm produced confirmatory due diligence summaries that were based on materials provided by EVgo and that the purpose of such summaries was to assist the board in its determination of the reasonableness of EVgo’s models and views. See “Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” on pages 107 - 109 and “Proposal No. 1 – The Business Combination Proposal—CRIS’s Board of Directors’ Reasons for Approval of the Business Combination—Due Diligence” on page 111.

Finally, the Company has revised the Second Amended Proxy Statement to include the material details of EVgo’s models for total addressable market and electric vehicle adoption and views on future competition considered by the board. See “Proposal No. 1 – The Business Combination Proposal—CRIS’s Board of Directors Reasons for Approval of the Business Combination” on pages 111 -113. Further, the Company respectfully notes that the substance of the risks associated with future competition for EVgo are fully described in the Second Amended Proxy Statement under the sections entitled “Risk Factors—Risks Relating to EVgo’s Business—EVgo currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops” and “Information about EVgo—Competition.”

The Company respectfully notes that the undersigned and our counsel are available to speak with you about this if you believe a discussion would be fruitful.

Certain Projected Financial Information, page 113

6.	We note your disclosure on page 29 that EVgo’s operating projections are currently contingent on EVgo’s performance under its commercial contracts. Please revise this section to explain the assumptions made with respect to the company’s commercial contracts and contracts with OEM partners, including Nissan and GM, in preparing the projected financial information. Please also disclose, to the extent material, the impact on the projections if such agreements were terminated or otherwise materially modified.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “Proposal No. 1 – The Business Combination Proposal—Certain Projected Financial Information” on page 116.

7.	Please quantify, to the extent possible, the changes in revenue rates, increase in SG&A expense, lower energy costs per kWh, and increase in operating expenses that were used to prepare the projected financial information.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “Proposal No. 1 – The Business Combination Proposal—Certain Projected Financial Information” on page 116.

Regulatory Matters, page 119

8.	Please disclose the status of approval under the HSR Act.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “Summary of the Proxy Statement—Regulatory Matters” and “Proposal No. 1 – The Business Combination Proposal—Regulatory Matters” on pages 5 and 121, respectively.

EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments

COVID-19 Outbreak, page 159

9.	Please further revise your disclosure in response to our prior comment 19 to disclose the costs incurred as a result of the modified business practices you’ve adopted in response to the COVID-19 pandemic that you mention on pages 30-31.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – COVID-19 Outbreak” on page 162.

Charging revenue - OEM, page 165

10.	Please disclose the amount of the decrease in revenue that was due to the sunset of the Program Services Agreement with Nissan, versus the reduction in network throughput due to COVID-19. Please also disclose in an appropriate place in your prospectus the anticipated impact on your financial performance and results of operations due to the July 7, 2021 termination of the Nissan Agreement dated July 3, 2014.

Response: The Company has revised the Second Amended Proxy Statement to address the Staff’s comment. See “EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Year Ended December 31, 2020 Compared With Year Ended December 31, 2019 – Revenue – Charging Revenue – OEM” and “Information About EVgo – Customers, Partnerships and Strategic Relationships – Nissan” on pages 168 and 157, respectively.

General

11.	Please supplementally provide us with copies of the Nissan Agreement, the Nissan 2.0 Agreement, and the GM Agreement. Please contact the staff member associated with the review of this filing to discuss how to submit the agreements to us for our review.

Response: The Company has provided copies of the Nissan Agreement, the Nissan 2.0 Agreement and the GM Agreement under the separate cover of the Supplemental Letter.

* * *

If the Staff has comments or questions regarding our responses set forth above or the Second Amended Proxy Statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (212) 847-0360 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to the end of the second quarter and would therefore appreciate the Staff’s expedited review of the few changes to the Second Amended Proxy Statement. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ David W. Crane
David W. Crane
Chief Executive Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP

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